Management Information Circular	Zi Corporation

2008 Management Information Circular
&
Notice of Annual Meeting of Holders of Common Shares
to be held on May 29, 2008

Management Information Circular	Zi Corporation

Zi Corporation

Notice of Annual Meeting
of Holders of Common Shares

Notice is hereby given that the annual meeting (the “Meeting”) of holders of common shares of Zi Corporation will be held at the Sheraton Eau Claire, 255 Barclay Parade SW, Calgary, Alberta in the Sand Lily Room at 10:00 AM (Calgary time) on Thursday, May 29th, 2008 for the following purposes:

1.

To receive the audited consolidated financial statements for the year ended December 31, 2007.

2.

To elect the Board of Directors for the ensuing year.

3.

To appoint Ernst & Young LLP, Chartered Accountants as the auditor for the ensuing year and to authorize the Board of Directors to fix their remuneration.

4.

To transact such other business as may be properly brought before the meeting.

Shareholders who are unable to attend the meeting in person are requested to date and execute the enclosed form of instrument of proxy and return it in the envelope provided for that purpose.

Dated at the City of Calgary, in the Province of Alberta, effective this 30th day of April 2008.

By order of the Board of Directors

“Milos Djokovic”
Milos Djokovic
 President & Chief Executive Officer

NOTE:

It is desirable that as many shares as possible be represented at the meeting.  If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible.  To be valid, proxies must be delivered to Olympia Trust Company, 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6, at least 48 hours prior to the Meeting or any adjournment thereof.

Management Information Circular	Zi Corporation

MANAGEMENT INFORMATION CIRCULAR

Solicitation of proxies

This Management Information Circular (the “Circular”) is provided in connection with the solicitation of proxies by management of Zi Corporation (the “Corporation” or “Zi”) for the annual meeting of holders of common shares (“Common Shares”) of the Corporation to be held on May 29, 2008, at 10:00 AM (Calgary time) in the Sand Lily Room at the Sheraton Eau Claire, 255 Barclay Parade SW, Calgary, Alberta, (the “Meeting”) or at any adjournment thereof for the purposes set out in the accompanying notice of meeting.  Unless otherwise stated, information contained in this Circular is given as at April 21, 2008 (hereinafter defined as the “Record Date”).

The solicitation of proxies will be primarily by mail, but certain employees of Zi may also solicit proxies personally by telephone, facsimile or personal interview.  In accordance with National Instrument 54-101 Communications with Beneficial Holders of Securities of a Reporting Issuer, arrangements have been made with brokerage houses, clearing agencies, custodians, nominees, fiduciaries and other intermediaries to forward solicitation materials to the beneficial owners of Common Shares held as of the Record Date. Zi will pay these companies a reasonable fee for their services and the costs of solicitation will be borne by Zi.

Appointment and Revocation of Proxies

Milos Djokovic, the President & Chief Executive Officer of the Corporation, and Blair Mullin, the Chief Financial Officer of the Corporation, have been selected by the management of the Corporation as management designees and have indicated their willingness to represent the shareholder who appoints them as proxy.  A shareholder has the right to designate a person or company (who need not be a shareholder) other than Milos Djokovic and Blair Mullin to represent him or her at the Meeting.  You may designate your own proxy by inserting the name of the designated person or company in the space provided on the enclosed instrument of proxy and deleting the names of the management designees, or you may complete another proper instrument of proxy.  A shareholder should notify the nominee of the appointment, obtain a consent to act as proxy and should provide instructions on how the Common Shares are to be voted.  The instrument of proxy should be dated and executed by the shareholder or an attorney authorized in writing.  If an attorney executed the proxy, attach proof of authorization.

To be valid, the instrument of proxy must be completed and delivered to Olympia Trust Company, 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6, at least forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

A shareholder who has given a proxy may revoke it any time before it is exercised, by delivering an instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal executed by a duly authorized officer or attorney of the corporation, to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.  In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting his or her or its Common Shares.

Interest of certain persons and companies on matters to be acted upon

Other than as set forth herein or as previously disclosed by the Corporation, the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of:  (i) any person who has been a director or executive officer of Zi since January 1, 2007, (ii) any proposed nominee for election as a director,  or (iii) any associate or affiliate of any of the foregoing in any matter, other than the election of directors, to be acted upon at the Meeting.

Advice to beneficial shareholders

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation’s registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder’s name.  Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Management Information Circular	Zi Corporation

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Corporation.  However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”) in Canada.  ADP typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example).  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote Common Shares directly at the Meeting.  The voting instruction forms must be returned to ADP (or instructions respecting the voting of Common Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to vote the Common Shares.  If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder should enter their own names in the blank space on the form of proxy provided to them by their broker and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Circular and the accompanying instrument of proxy and notice of meeting are to registered shareholders unless otherwise stated.

Voting of proxies

All Common Shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot).  Where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification.  In the absence of any such specification, the management designees, if named as proxy, will vote in favour of the matters set out therein.

The enclosed instrument of proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the notice of meeting and any other matters which may properly come before the Meeting.  As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting.  In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

Management Information Circular	Zi Corporation

Voting Shares and Principal Holders Thereof

Holders of Common Shares of record at the close of business on the Record Date are entitled to vote their Common Shares at the Meeting on the basis of one vote for each Common Share held.  As at the Record Date, the Corporation has authorized capital consisting of an unlimited number of Common Shares, without nominal or par value, of which 50,557,957 are issued and outstanding.  If the holder transfers his or her Common Shares after the close of business on the Record Date, and such transferee produces properly endorsed share certificates to the transfer agent of the Corporation or otherwise establishes his or her ownership of the shares, at least ten (10) days prior to the Meeting, then the transferee may vote those Common Shares.

By-Law No. 1 of the Corporation provides that the holder or holders of five (5%) percent of the shares entitled to vote at the Meeting present in person or represented by proxy constitute a quorum, irrespective of the number of persons actually present at the Meeting.

To the knowledge of the Corporation, the following table sets forth as at the Record Date, the names of each of the persons or entities who beneficially hold, directly or indirectly, or exercise control or direction over more than ten percent (10%) of the voting rights attached to the issued and outstanding shares of the Corporation entitled to vote at the Meeting.

Name and municipality	Beneficial number of Common Shares held	Percentage of total voting rights
Marty Steinberg, Receiver(1) Miami, Florida	18,718,008	37.0%

Notes:

(i)

Marty Steinberg has represented to the Corporation that he is the court appointed Receiver of Lancer Management Group LLC, and related entities to Lancer Management Group LLC and responsible person for other related parties that are currently debtors in possession under a Chapter 11 case pending before United States courts. Marty Steinberg is a lawyer with and represented by the law firm Hunton & Williams LLP of Miami, Florida. The information provided herein is based upon filings made on the SEDI insider trading reporting system in Canada and on a Schedule 13D (the “Schedule 13D”) filed on December 11, 2003 with the SEC by Marty Steinberg, Esq., as Receiver (the “Receiver”) of Lancer Management Group, LLC, Lancer Management Group II, LLC, Lancer Offshore, Inc., Lancer Partners, LP, LSPV, Inc., LSPV, LLC, Omnifund, Ltd, G.H. Associates, Inc., and Alpha Omega Group (the “Receivership Entities”). In the Schedule 13D the Receiver states that due to the poor condition of the records of the Receivership Entities he does not represent the truthfulness or accuracy of the Schedule 13D and the Corporation takes no responsibility for the information provided herein based on the Schedule 13D. The Schedule 13D was amended on April 10, 2007.

Particulars of Matters to be Acted Upon

To the knowledge of the Board of Directors of the Corporation (the “Board”), the only matters to be brought before the Meeting are those matters set forth in the accompanying notice of Meeting.

1.

Management Report

The Board has approved the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2007 and the report of the auditors thereon.

2.

Election of Directors

The Board currently consists of six members. It is the intention of the management designees, if named as proxy, to vote for the election of the persons set forth in the table below.  Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the nominees do not stand for election or are unable to serve as such, proxies in favor of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his or her proxy that his or her shares are to be withheld from voting upon the election of directors.  Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the bylaws of the Corporation.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, his principal occupation at the present time and during the preceding five (5) years, all positions and offices in the Corporation presently held by him, his municipality of residence, the date upon which he commenced serving as a director, and the number of Common Shares of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised as of the Record Date.

Management Information Circular	Zi Corporation

Name	Principal occupation	Position or office within Corporation	Year became a director	Number of Common Shares beneficially owned at the Record Date (1)
Milos Djokovic Parker, Colorado, USA	President and Chief Executive Officer of the Corporation since May 2006 and Chief Technology & Operating Officer of the Corporation from October 2004 to May 2006. Prior thereto, Associate Partner at Accenture Ltd. from October 2003 to October 2004. Prior thereto, senior Vice President Technology, Strategy and Solutions with TeleTech Holdings Inc. from 1998 to 2003.	President and Chief Executive Officer and Director	2006	nil
H. Donald Hyde Calgary, Alberta	Chartered accountant practicing as a sole practitioner since 1991.	Director	2003	12,495
Donald Moore Miami, Florida, U.S.A.	Principal and director of Fundamental Management Corporation from March 2003 to August 2007. Attorney with Holland & Knight, LLP since December 2005. Prior thereto, an attorney with Fowler, White, Burnett P.A. from 2002 to 2005. President of Rebelyon Capital & Management Inc. from 1997 to Present.	Director	2004	18,695
Robert P. Stefanski Palo Alto, California, U.S.A.	Businessman. Prior thereto, Executive Vice President of TIBCO Software Inc., a software company headquartered in Palo Alto, California from January 2007 to January 2008. Prior thereto, Executive Vice President and Secretary to the Board of directors of TIBCO Software Inc. from November 1996 to January 2003.	Director	2006	nil
George C. Tai Calgary, Alberta	Partner of Carscallen and Leitch LLP, Barristers and Solicitors since June 2004. Prior thereto, VP General Counsel of Value Creation Group from June 2003 to June 2004. Prior thereto, COO & General counsel of Zi Corporation from February 2000 to May 2003.	Director	2007	nil
Andrew Gertler Montreal, Quebec	Vice President of Lester Asset Management since July 2006. Prior thereto, Chairman and Chief Executive Officer of Neutron Enterprises, Inc. from August 2004 to July 2006. Prior thereto, Managing Director of Gestion Jean Paul Auclair from April 2001 to April 2004	Director	2007	nil

Notes:

(1)

Does not include Common Shares reserved for issuance upon exercise of stock options and restricted stock units.

1.

Appointment of Auditor

The auditor of the Corporation is Ernst & Young LLP, Chartered Accountants of Calgary, Alberta.  Ernst & Young was first appointed as the auditor of the Corporation on July 26, 2007. Unless directed otherwise by a proxyholder, it is the intention of the management designees to vote in favour of the resolution appointing Ernst & Young LLP as the auditor for the Corporation for the ensuing year and authorizing the directors to fix the compensation of the auditor.

Management Information Circular	Zi Corporation

Statement of Executive Compensation

A.

Compensation of Directors

Executive officers of the Corporation, who also act as directors of Zi Corporation, do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such executive officers in their capacity as executive officers. (See “Compensation of Executive Officers”).

The 2007 compensation plan for directors called for the following payments and option grants (which do not apply to any director serving as an executive officer of Zi):

Each director received an annual retainer of $10,000. The Chairman of the Board of Directors received an additional monthly retainer in the amount of $3,000 per month. The Chairman of the Audit Committee received an annual retainer of $5,000, and all other members of the Audit Committee received an annual retainer of $2,500 each. The Chairman of the Compensation Committee received an annual retainer of $4,000, and all other members of the Compensation Committee received an annual retainer of $2,000 each. The Chairman of the Corporate Governance Committee received an annual retainer of $3,000, and all other members of the Corporate Governance Committee received an annual retainer of $1,500 each. All members of the Strategic Committee received an annual retainer of $4,000 each. Each director was paid $2,500 per Board meeting attended, regardless of whether such director attended in person or via telephone, provided that no director received such payments in respect of more than five Board meetings per year. For each committee, each committee member was paid $1,000 per meeting attended, regardless of whether such committee member attended in person or via telephone, provided that no committee member received such payments in respect of more than five meetings of such committee per year, and further provided that no such five meeting maximum applied on payments for meetings of the Strategic Committee. For greater clarity, a director serving on more than one committee was entitled to receive payment for up to five meetings for each committee on which such director served, as well as payments to Strategic Committee members for an unlimited number of Strategic Committee meetings. Under the compensation plan, each director shall receive 50,000 share options annually, to be granted at the Corporation’s annual general meeting of shareholders.

The Corporation reimburses all travel and other expenses of directors while conducting business on behalf of the Corporation.

During the fiscal period ended December 31, 2007, stock options to purchase 391,700 common shares were granted to directors of the Corporation, pursuant to the 2007 directors’ compensation plan, not including options granted to Milos Djokovic in his capacity as an Executive Officer of the Corporation. See “Compensation of Executive Officers” below for details on stock options granted to Mr. Djokovic.

B.

Compensation of Executive Officers

1.

Summary Compensation

The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation for the period ended December 31, 2007, in respect of individual(s) who were acting in a capacity of chief executive officer, chief financial officer, and the three other most highly compensated executive officers who earned in excess of CDN $150,000 in total salary and bonus during the fiscal year ended December 31, 2007 (the “Named Executive Officers”).

Management Information Circular	Zi Corporation

Summary compensation table

		Annual Compensation(6)			Long-Term Compensation
					Awards		Payouts
Name and principal position	Year	Salary ($U.S.)	Bonus ($U.S.)	Other annual compensation ($U.S.)	Securities under options/ SARs granted (#)	Restricted stock awards (“RSA’s”) or restricted stock units (“RSUs”) (#)	LTIP payouts ($U.S.)	All other compensation ($U.S.)

Milos Djokovic (1) President and Chief Executive Officer (previously Chief Operating Officer)	2007 2006 2005	300,000 275,417 230,000	260,000 60,000 Nil	See Note 5 See Note 5 See Note 5	900,000 200,000 90,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Blair Mullin (2) Chief Financial Officer	2007 2006	332,406 109,706	48,965 Nil	Nil Nil	50,000 Nil	Nil Nil	Nil Nil	Nil Nil

Axel Bernstorff(3) Vice President, Global Sales	2007 2006 2005	190,153 142,601 42,396	Nil Nil Nil	34,387 51,176 Nil	50,000 110,000 10,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Roland Williams(4) Senior Vice President Intellectual Property	2007 2006 2005	183,750 180,000 158,750	60,000 Nil 10,000	Nil Nil Nil	25,000 100,000 23,750	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Weigen Qiu(5) Director, R&D and Architecture	2007 2006 2005	131,810 118,868 107,309	18,618 22,040 20,638	Nil Nil Nil	30,000 10,000 10,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)    Mr. Djokovic was appointed as President and Chief Executive Officer on May 26, 2006. Mr. Djokovic was appointed Chief Operating Officer and Chief Technology Officer on October 25, 2004.

(2)    Mr. Mullin was appointed Chief Financial Officer on September 6, 2006, pursuant to an agreement with an executive services and consulting firm. The contract with the executive services and consulting firm was terminated as of December 31, 2007; however, Mr. Mullin remains as Chief Financial Officer.

(3)    Mr. Bernstorff was appointed VP Global Sales on September 15, 2006, from his previous position as Director Sales, Europe on joining the Corporation on August 30, 2005.

(4)    Dr. Williams has been employed by the Corporation in various capacities and at various times, since July 1995.

(5)    Weigun Qiu has been employed with the Corporation since 1995, initially as a computer programmer. In February 2007, Mr. Qiu was promoted to the position of Director, R&D and Architecture

(6)    For 2007 compensation, all Canadian dollar and British pound denominated compensation was converted to U.S. dollars at 0.9309 and 2.0016 respectively, being the average conversion rate for 2007. Other annual compensation is less than CDN$50,000 and less than 10 percent of the salary and bonus of the respective Named Executive Officer.

2.

Stock Options

The following table sets forth information in respect of all stock options, RSAs and RSUs granted to the Named Executive Officers of the Corporation during the fiscal year ended December 31, 2007.

Management Information Circular	Zi Corporation

Name	Securities under Options/SARs /RSAs/RSUs granted (#)	Percent of total Options/SARs /RSAs/RSUs granted to employees in financial year	Exercise or base price ($/Security)	Market value of Securities underlying Options/SARs/RSAs RSUs on the date of grant ($/Security)	Expiration date

Milos Djokovic (1)	900,000	38.1	See Note 1	See Note 1	See Note 1
Axel Bernstorff(2)	50,000	2.1	See Note 2	See Note 2	See Note 2
Blair Mullin(3)	50,000	2.1	See Note 4	See Note 4	See Note 4
Roland Williams(4)	25,000	1.1	See Note 3	See Note 3	See Note 3
Weigen Qiu(5)	30,000	1.3	See Note 5	See Note 5	See Note 5

Notes:

 (1)   During the year, the Corporation issued the following stock options to Mr. Djokovic: options to acquire 400,000 common shares at CDN$2.43 expiring February 28, 2012; and, options to acquire 500,000 common shares at CDN$1.15 expiring November 26, 2012. The market value of the common shares at the date of the grant was the same as the exercise price for the options granted to Mr. Djokovic prior to July 26, 2007. For options granted as of July 26, 2007 and thereafter, the exercise price for such options was equal to the higher of (i) the five day volume weighted average trading price of the common shares where such five day period ends on the trading day immediately prior to the date of grant and (ii) the closing price of the common shares on the trading day immediately prior to the date of grant.

(2)    During the year, the Corporation issued to Mr. Bernstorff options to acquire 50,000 common shares at CDN$1.15 expiring November 26, 2012. The exercise price for such options was equal to the higher of (i) the five day volume weighted average trading price of the common shares where such five day period ends on the trading day immediately prior to the date of grant and (ii) the closing price of the common shares on the trading day immediately prior to the date of grant.

(3)    During the year, the Corporation issued to Mr. Mullin options to acquire 50,000 common shares at CDN$1.15 expiring November 26, 2012.  The exercise price for such options was equal to the higher of (i) the five day volume weighted average trading price of the common shares where such five day period ends on the trading day immediately prior to the date of grant and (ii) the closing price of the common shares on the trading day immediately prior to the date of grant.

(4)    During the year, the Corporation issued to Dr. Williams options to acquire 25,000 common shares at CDN$1.15 expiring November 26, 2012. The exercise price for such options was equal to the higher of (i) the five day volume weighted average trading price of the common shares where such five day period ends on the trading day immediately prior to the date of grant and (ii) the closing price of the common shares on the trading day immediately prior to the date of grant.

(5)    During the year, the Corporation issued to Mr. Qiu options to acquire 30,000 common shares at CDN$1.15 expiring November 26, 2012.  The exercise price for such options was equal to the higher of (i) the five day volume weighted average trading price of the common shares where such five day period ends on the trading day immediately prior to the date of grant and (ii) the closing price of the common shares on the trading day immediately prior to the date of grant.

The following table sets forth information in respect of all stock options and RSUs which were either exercised or not exercised by the Named Executive Officers during the Corporation’s fiscal year ended December 31, 2007.

Management Information Circular	Zi Corporation

Aggregated Option/SAR and RSU exercises during the most recently completed financial year and financial year-end option/SAR and RSU values

Name	Securities acquired on exercise (#)	Aggregate value realized(1) ($U.S.)	Unexercised Options/SARS/RSUs/ as at December 31, 2007 exercisable/unexercisable (#)	Value of unexercised in-the-Money Options/SARs /RSUs at December 31, 2007(2) exercisable/unexercisable ($U.S.)
Milos Djokovic	Nil	Nil	Exercisable 520,000 Unexercisable 900,000	Exercisable Nil Unexercisable Nil
Roland Williams	Nil	Nil	Exercisable 96,916 Unexercisable 58,334	Exercisable Nil Unexercisable Nil
Axel Bernstorff	Nil	Nil	Exercisable 53,333 Unexercisable 116,667	Exercisable Nil Unexercisable Nil
Blair Mullin	Nil	Nil	Exercisable Nil Unexercisable 50,000	Exercisable Nil Unexercisable Nil
Weigen Qiu	Nil	Nil	Exercisable 51,500 Unexercisable 30,000	Exercisable Nil Unexercisable Nil

Notes:

(1)    The aggregate of the difference between the market value of the underlying securities at the time of exercise and the exercise price.

(2)    “In-the-money” options refer to those options in respect of which the market value of the underlying security as at the financial year-end, exceeds the exercise or base price of the option, being the aggregate of the difference between the market value of the securities as at December 31, 2007 and the exercise price.

3.

Long-term Incentive Plans

The Corporation currently has no long-term incentive plans, other than stock options, RSAs and RSUs granted from time to time by the Board under the provisions of the Corporation’s Stock Incentive Plan described herein.

4.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights were granted by the Corporation to the Named Executive Officers of the Company during the last fiscal year ended December 31, 2007 or since incorporation.

5.

Stock Option and SAR Repricing

No repricing took place during the fiscal year ended December 31, 2007 with respect to stock options or stock appreciation rights held by the Named Executive Officers.

6.

Pension and Retirement Plans

The Corporation does not have any pension or retirement plan which is applicable to the Named Executive Officers other than as described below. The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person other than as described in the succeeding paragraphs and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. The Corporation is not party to any compensation plan or arrangement with any person who now acts as a Named Executive Officer resulting from the resignation, retirement or the termination of employment of such person other than as described herein.

Management Information Circular	Zi Corporation

7.

Employment Contracts

The Corporation entered into an employment agreement with Milos Djokovic on October 25, 2004 (as amended) pursuant to which Mr. Djokovic was appointed Chief Technology Officer and Chief Operating Officer of the Corporation. The terms of the agreement provided for Mr. Djokovic to be paid a base salary of US$230,000 per annum. The Corporation may terminate Mr. Djokovic’s employment upon payment of twelve months’ base salary plus an allowance for a bonus and forgone benefits. Effective May 26, 2006, Mr.Djokovic was promoted to President and CEO and his base salary increased to U.S. $300,000 per annum. Pursuant to Mr. Djokovic’s employment contract, in the event of a change of control of the Corporation and subject to certain conditions being met, all of his options may vest immediately. Mr. Djokovic was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an Interim Executive Services Agreement with an executive services and consulting firm on August 14, 2006 pursuant to which Blair Mullin was appointed Chief Financial Officer of the Corporation on September 6, 2006. The Interim Executive Services Agreement was terminated on December 31, 2007; however, Mr. Mullin continues as Chief Financial Officer at a salary of US$336,000 per annum. The Corporation may terminate Mr. Mullin’s employment upon thirty days written notice.

The Corporation entered into an employment agreement with Roland Williams on February 5, 2001 pursuant to which Dr. Williams was appointed Senior Vice President – Technical Innovations. The terms of the agreement provided for Dr. Williams to be paid a base salary of U.S. $150,000 per annum. Effective April 1, 2007, Dr. Williams’ base salary increased to US$185,000 per annum and his title was changed to Senior Vice President – Intellectual Property. The Corporation may terminate Dr. Williams’ employment upon payment of an amount equal to the base salary. Dr. Williams was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an employment agreement with Axel Bernstorff on July 19, 2005 pursuant to which Mr. Bernstorff was appointed Director of Sales – Europe. The terms of the agreement provided for Mr. Bernstorff to be paid a base salary of 70,000 British Pounds per annum. Effective September 15, 2006 Mr. Bernstorff was promoted to Vice President – Global Sales and as such his base salary increased to 95,000 British Pounds per annum. The Corporation may terminate Mr. Bernstorff’s employment upon payment of three months’ annual remuneration. Pursuant to Mr. Bernstorff’s employment contract, in the event of a change of control of the Corporation, all of his options vest immediately. Mr. Bernstorff was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an employment agreement with Weigen Qiu effective February 16, 2000, pursuant to which Mr. Qiu was promoted to Director, R&D and Architecture. In 2007, Mr. Qiu was paid a salary of $141,594 Canadian dollars. Mr. Qiu was required to execute a Confidentiality and Non-Competition agreement.

C.

Other Compensation

During the Corporation’s fiscal year ended December 31, 2007, the Corporation accrued and/or paid legal fees to a law firm of which George Tai is a partner, amounting, in the aggregate, to $26,382.

During the Corporation’s fiscal year ended December 31, 2007, the Corporation accrued and/or paid consulting fees to a consulting firm of which Blair Mullin was a partner amounting, in aggregate, to $296,328.

The Corporation has set forth herein all required disclosure of additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed, which compensation was not offered on the same terms to all full-time employees) during the last completed fiscal year.

Management Information Circular	Zi Corporation

D.

Composition of Compensation Committee

During 2007, the Compensation Committee consisted of Robert Stefanski, as Chairman, Donald Moore and Richard Tingle (until his death on June 27, 2007). Currently, the Compensation Committee is comprised of Robert Stefanski, as Chairman, and Donald Moore. Under its charter, the Compensation Committee is responsible for reviewing management prepared policies and recommending to the Board of Directors the compensation policies and guidelines for senior officers and management personnel, corporate benefits, incentive plans, evaluation of the performance and compensation of the Chief Executive Officer and other senior management, compensation levels for members of the Board of Directors and committee members, a succession plan for the Chief Executive Officer and key employees of the Corporation and any material changes in human resources policy, procedure, remuneration and benefits.

1.

Report on Executive Compensation

The Compensation Committee advises the Board on the administration of the Corporation’s Stock Incentive Plan, and reviews and approves the recommendations of senior management relating to the annual salaries, bonuses and stock option grants of the executive officers of the Corporation. The Compensation Committee consists of outside directors who report to the Board, which in turn gives final approval to compensation matters.

2.

Policies of the Compensation Committee

Under the direction of the Compensation Committee, the Company is committed to the fundamental principles of pay for performance, improved shareholder returns and external competitiveness in the design, development and administration of its compensation programs. The Compensation Committee recognizes the need to attract and retain a stable and focused leadership with the capability to manage the operations, finances and assets of the Corporation. As appropriate, the Compensation Committee recognizes and rewards exceptional individual contributions with highly competitive compensation. The major elements of the Corporation’s executive compensation program are salary, annual cash incentives and long-term incentives, through the granting of stock options, restricted stock awards (“RSAs”) and restricted stock units (“RSUs”).

3.

Base Salaries and Annual Cash Incentives

In connection with determining base salaries, the Corporation maintains an administrative framework of job levels into which positions are assigned based on internal comparability and external market data. The Compensation Committee’s goal is to provide base salaries, for its top performing employees, including its CEO, that are competitive with the Corporation’s peers and which also recognizes the differentials from such peers. The Committee references outside data consisting of management compensation surveys and reports and compares the base salaries of the Corporation’s executive officers with compensation data for comparable organizations available from such surveys and reports.

Annual cash incentive awards are given pursuant to a cash incentive plan, approved by the Board. Participation is determined according to job level and is intended to reward those individuals who have had, and will have, a significant impact on business results. The total amount of cash available for annual incentive awards is proposed by the Compensation Committee, and approved by the Board, by evaluating some or all of financial and non-financial criteria, including revenue, net income/operating profit, cash flow, net asset value growth and achievement of specific strategic goals. Individual target award levels increase in relation to job responsibilities so that the ratio of at-risk versus fixed compensation is greater for higher levels of management. Individual awards are intended to reflect a combination of personal, business unit and total company performance. In determining bonuses, the Committee considers profitability, as well as development growth, sales and customer growth, implementation of Zi product to its customers and individual effort in overall corporate development.

4.

Stock and Long-Term Incentives

The Board believes that employees should have a stake in the future of the Corporation and that their interests should be aligned with the interest of the Corporation’s shareholders. Under the Stock Incentive Plan, officers and key employees who are selected to participate are eligible to receive stock options, RSAs and RSUs that may be granted subject to a vesting period proposed by the Compensation Committee and approved by the Board to create a long-term incentive to increase shareholder value. Awards of stock options, RSAs and RSUs are supplementary to the cash incentive plan and are intended to increase the pay-at-risk component for officers and key employees. No RSAs or RSUs have been issued as at Record Date in respect of 2007 incentive compensation.

Management Information Circular	Zi Corporation

The Corporation has employment agreements or remuneration arrangements with all of its executive officers. Each agreement or arrangement provides for salary, benefits and bonuses for the executive officer, and for compensation if his or her employment is terminated. Many such agreements or arrangements provide for incentive stock option grants. Except as otherwise described herein, there are no agreements or other remuneration arrangements with any of the Corporation’s directors.

E.

Performance Graphs

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years of the Common Shares of the Corporation (assuming a CDN$100 investment was made on December 31, 2002) with the cumulative total return of the Toronto Stock Exchange 300 Composite Index, assuming reinvestment of dividends.

Comparison of cumulative return of S&P/TSX Composite Index and Zi Corporation

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years of the Common Shares of the Corporation (assuming a $100 investment was made on December 31, 2002) with the cumulative total return on the NASDAQ Stock MarketTM Composite Index in the United States, assuming reinvestment of dividends.

Management Information Circular	Zi Corporation

Comparison of cumulative return of NASDAQ Composite Index and Zi Corporation

Securities Authorized for Issuance Under Equity Compensation Plans

The Corporation currently has in effect an incentive stock option plan for its directors, officers, employees and consultants pursuant to which an aggregate of 7,583,693 Common Shares have been reserved for issuance.  The following table provides a summary of securities authorized for issuance under the stock option plan.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	4,995,075	US$2.25	2,588,619
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	4,995,075		2,588,619

The following summarizes aggregate stock option plan activity during the fiscal years ending December 31, 2005, 2006 and 2007:

	2007	2006	2005
Options and RSUs outstanding, beginning of year	3,999,982	4,106,487	4,911,972
Granted	2,361,700	1,580,468	940,375
Forfeited or expired	(1,274,121)	(1,270,917)	(1,454,893)
Exercised	(92,486)	(416,056)	(290,967)
Options outstanding, end of year	4,995,075	3,999,982	4,106,487

Purpose of Plan

The purpose of the Zi Corporation Stock Incentive Plan - 2007 (the “Plan”) is to advance the interests of the Corporation and its subsidiaries and affiliates by encouraging the directors, officers, employees and service providers of the Corporation and its subsidiaries and affiliates to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation or its subsidiaries or affiliates and furnishing them with additional incentive in their efforts on behalf of the Corporation and its subsidiaries or affiliates in the conduct of their affairs.

Management Information Circular	Zi Corporation

Eligibility

The Plan provides for the issuance of options (“Options”) exercisable to acquire common shares of the Corporation and the issuance of Restricted Stock Awards and Restricted Stock Unit Awards (as described below) to directors, officers, employees and consultants. The specific terms of each Option, Restricted Stock Award and Restricted Stock Unit Award are provided in a separate Participant Agreement.

“Restricted Stock Award” means an award of stock from treasury granted to a participant as evidenced by a Participant Agreement that shall specify the number of common shares subject to the Restricted Stock Award, the applicable restrictions (whether service-based restrictions, with or without performance acceleration, and/or performance-based restrictions), the Period of Restriction (the period during which common shares subject to a Restricted Stock Award are restricted and subject to forfeiture), and such other provisions as shall be determined by a committee of the Board appointed to administer the Plan (the “Committee”). At present, the entire Board of Directors sits on the Committee. Subject to any applicable securities laws restrictions, common shares covered by each Restricted Stock Award made under the Plan shall become non-forfeitable and freely transferable by the participant after the last day of the Period of Restriction and, where applicable, after a determination of the satisfaction or achievement of any and all applicable performance goal(s) by the Committee.

“Restricted Stock Unit” means a notional unit evidencing the right of a participant to receive, at the time of vesting and without payment to the Corporation, one common share issued from treasury.

The number of common shares that may be issued under the Plan is subject to appropriate adjustment in the event of certain corporate transactions or events.

 Administration of the Plan

The Plan is administered by the Committee pursuant to rules of procedure fixed by the Board of Directors. The Committee shall have full and final discretion to interpret the provisions of the Plan and prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Plan, and all decisions and interpretations made by the Committee shall be binding and conclusive upon the participants and the Corporation subject to shareholder approval if required by any relevant stock exchange. The Plan shall replace and supercede all previous employee stock option plans or other share compensation arrangements of the Corporation and any grants made under such previous plans or arrangements shall be deemed to have been made under the Plan, except that the terms of any such previous grants shall continue pursuant to their existing terms to the extent inconsistent with the terms of the Plan.

Amendment of the Plan

The Board may at any time or from time to time, in its sole and absolute discretion, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions of Options, Restricted Stock Awards or Restricted Stock Unit Awards granted under the Plan, subject to any required approval of any regulatory authority or stock exchange or the shareholders of the Corporation. Notwithstanding the foregoing, no such amendment, suspension, termination or discontinuance may adversely impair the rights of any participant with respect to outstanding Options, Restricted Stock Awards or Restricted Stock Unit Awards without the participant’s consent.

Necessary Approvals

The ability of the Options, Restricted Stock Awards or Restricted Stock Unit Awards to be exercised or vest, as the case may be, and the obligation of the Corporation to issue and deliver shares in accordance with the Plan are subject to any approvals which may be required from the shareholders of the Corporation and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation and compliance with applicable securities laws.

Management Information Circular	Zi Corporation

Adjustment in Shares Subject to the Plan

Other than dividends declared in the normal course and subject to any required approvals of applicable regulatory authorities and stock exchanges, in the event of any change in the Corporation’s common shares by reason of any stock dividend, recapitalization, merger, consolidation, split-up, combination or exchange of shares, or rights offering to purchase the Corporation’s common shares at a price substantially below fair market value, or of any similar change affecting the Corporation’s common shares, the number and kind of shares which thereafter may be optioned and awarded under the Plan and the number and kind of shares subject to the Option, Restricted Stock Award or Restricted Stock Unit Award in outstanding Participant Agreements and the purchase price per share thereof shall be appropriately adjusted consistent with such change in such manner as the Board may deem equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, participants in the Plan.

Options provide the holder with the right to purchase common shares of the Corporation at a stated exercise price (the “Exercise Price”) before a specified date in the future. The Exercise Price shall be not less than the price permitted by any stock exchange on which the Corporation’s common shares are then listed or other regulatory body having jurisdiction. The Exercise Price shall be determined by the Committee at the time the Option is granted, which shall in no event be lower than the Market Value of the Corporation’s common shares as of the date of grant. “Market Value” means at any date when the market value of common shares is to be determined, the higher of: (i) the five day volume weighted average trading price of the common shares where such five day period ends on the trading day immediately prior to such date and (ii) the closing price of the common shares on the trading day immediately prior to the date when the Market Value of common shares is to be determined.

The Plan was approved at the Corporation’s annual general meeting of shareholders held on July 26, 2007, and replaces and supersedes all previous employee stock option plans or other share compensation arrangements of the Corporation and any grants made under such previous plans or arrangements are deemed to have been made under the 2007 Plan, except that the terms of any such previous grants shall continue pursuant to their existing terms to the extent inconsistent with the terms of the 2007 Plan.

Corporate Governance

Board of Directors

The Corporation’s Board of Directors is responsible for supervising the management of the business and affairs of the Corporation and in fiscal 2007 was comprised of six directors, of which four were independent. Mr. Djokovic was appointed to the Board on May 26, 2006, and he is not an independent director by virtue of his executive office as President and Chief Executive Officer of the Corporation (prior thereto he served as Chief Technology Officer and Chief Operating Officer).  Mr. Tai is not independent by virtue of being a partner at Carscallen Leitch LLP, a law firm which provides legal services to the Corporation.

Two of the Corporation’s current directors serve as a director of other reporting issuers. The names of the public companies on which the members of the Corporation’s Board also served as directors in 2007 are set out in the table below:

Director	Additional Public Company Directorships
George Tai	VisionSky Corp. (CNQ:VSKY)
Andrew Gertler	Stock-Trak Group Inc. (OTC BB: STKG.OB) Avicena Group Inc. (OTC BB: AVGO.OB) Northern Ethanol Inc. (OTC BB: NOET.OB)

In accordance with the NASDAQ rules, the independent directors meet at least twice per year in executive session without the non-independent directors present.

Management Information Circular	Zi Corporation

Board Mandate & Position Descriptions

The mandate of the Board of Directors is attached hereto as Schedule A and includes a written position description for the Chairman of the Board, the Chief Executive Officer of the Corporation and delineates the roles and responsibilities of the chair of each committee.

Chairman of the Board

The Chairman of the Board is a director and his role is manage the affairs of the Board and ensure that the Board is organized properly, functions effectively and meets its obligations and responsibilities.  The Chairman presides at each meeting of the Board and is responsible for coordinating with management to ensure that documents are delivered to directors in sufficient time in advance of Board meetings for a thorough review, that matters are properly presented for the Board’s consideration at meetings, and that the Board has an appropriate opportunity to discuss issues at each meeting. The Chairman is responsible for communicating with each Board member, ensuring that each director has the opportunity to be heard, that each director is accountable to the Board, and that the Board and each Committee is discharging its duties. The Chairman is also responsible for organizing the Board to function independently of management and arranges for the independent directors to meet without non-independent directors and management present.  Most importantly, the Chairman is the Board’s role model for responsible, ethical and effective decision-making.

Mr. George Tai was appointed to the Board on April 11, 2007. Mr. Tai is not an independent Chairman by virtue of being a partner at Carscallen Leitch LLP, a law firm which provides legal services to the Corporation. Accordingly, Mr. Tai is unable to provide leadership to the independent directors. Mr. Tai’s appointment as Chairman is inconsistent with the Board Mandate.  The Board is presently considering whether to amend the Mandate or endeavour to select an independent board member to serve as the Chairman under the current form of Mandate.

Attendance

The following table sets forth the attendance, whether in person or by telephone, of each director at meetings of the Board and, as applicable, the attendance of members of committees of the Board at committee meetings in 2007:

Director	Board	Audit Committee	Compensation Committee	Corporate Governance Committee	Strategic Committee
George Tai(1)	4/4	N/A	N/A	2/2	N/A
Richard D. Tingle(2)	4/6	N/A	2/3	1/1	N/A
H. Donald Hyde(3)	9/9	8/8	N/A	3/3	N/A
Donald P. Moore(4)	9/9	8/8	4/4	N/A	8/8
Milos Djokovic	9/9	N/A	N/A	N/A	7/8
Robert Paul Stefanski(5)	9/9	4/4	4/4	N/A	N/A
Andrew M. Gertler(6)	3/3	4/4	N/A	2/2	8/8
Michael E. Lobsinger	4/5	N/A	N/A	N/A	N/A

Notes:

(1)   George Tai was appointed as a director and Chairman of the Board on April 11, 2007 and assumed the role of Chairman on July 26, 2007.   Mr. Tai is the Chairman of the Corporation’s Corporate Governance Committee.

(2)    Richard Tingle was elected to the Board in December 2004 and served as the Chairman of the Board from May 2006 until his death on June 27, 2007. Prior to his death, Mr. Tingle served as the chair of the Corporate Governance Committee and as a member of the Compensation Committee.

(3)    Donald Hyde was elected as a director at the Corporation’s annual general meeting held in June 2003 and is currently the chair of the Audit Committee and serves on the Corporate Governance Committee.

(4)   Donald Moore was elected to the Board in August 2004 and is currently a member of the Audit Committee, the Compensation Committee and the Strategic Committee.

(5)   Robert Stefanski was elected to the Board on December 22, 2006. Mr. Stefanski is currently the chair of the Compensation Committee and also served as a member of the Audit Committee until July 26, 2007.

(6)    Andrew Gertler was appointed to the Board on June 27, 2007.  Mr. Gertler is the Chairman of the Corporation’s Strategic Committee and is also a member of the Audit Committee and Corporate Governance Committee.

Management Information Circular	Zi Corporation

Director Orientation and Continuing Education

The policy of the Corporation is to orient new directors on the commencement of their directorship with the Corporation and provide new directors with a director manual containing information regarding the roles and responsibilities of the Board and each committee. The director manual contains a copy of the Corporation’s organizational structure, governance policies, the Code and other policies of the Corporation. Director manuals are updated as the Corporation’s business, governance documents and policies change.  The Corporation arranges for presentations to be made to the Board and each Committee of the Board to inform directors regarding corporate developments and changes in legal, regulatory and industry requirements affecting the Corporation. As well, directors are encouraged to visit the Corporation’s facilities, to interact with management and employees and to stay abreast of industry developments and the evolving business of the Corporation.

Ethical Business Conduct

The Corporation’s written Code of Business Conduct and Ethics (the “Code”) contains the conduct expectations and ethical obligations of the Corporation’s directors, officers, management, employees, consultants and agents.  The Code encourages all parties who engage in business with the Corporation to contact the Corporation regarding any perceived and all actual breaches by the Corporation’s directors, officers and employees of the Code, and contains a whistleblower protection policy to allow for anonymous submission of complaints regarding financial reporting by the Corporation. The Board is responsible for investigating complaints and developing a plan for promptly and fairly resolving complaints. The Code prohibits retaliation by the Corporation, its directors, executive officers and management, against complainants who raise concerns in good faith and requires the Corporation to maintain the confidentiality of complainants to the greatest extent practicable. Complainants may also submit their concerns anonymously in writing. Since the beginning of the Corporation’s most recently completed financial year, no material change reports have been filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code. Copies of the Code will be provided to any person free of charge upon receipt of a written request sent to the Corporation’s registered office via mail or fax.

Exercise of Independent Judgment

The Board encourages and promotes a culture of ethical business conduct by appointing directors who demonstrate integrity and high ethical standards in their business dealings and personal affairs.  Directors are required to abide by the Code and are expected to make responsible and ethical decisions in discharging their duties, thereby setting an example of the standard to which management and employees should adhere.  The Board is required to satisfy itself that the Chief Executive Officer and other executive officers are acting with integrity and fostering a culture of integrity throughout the Corporation.

Conflicts of Interest

The mandate of the Board requires that directors and officers disclose any material interest in any transaction or agreement with the Corporation, that an individual director, if requested by the Board, excuse him or herself from Board deliberations, and that directors do not vote in respect of transactions in which they have an interest.  The Corporation’s directors and officers abide by the disclosure of conflict of interest provisions contained in the Business Corporations Act (Alberta) and in the Code.  By taking these steps the Board strives to ensure that directors at Board meetings exercise independent judgment, unclouded by the relationships of the directors and officers to each other and the Corporation, in considering transactions and agreements in respect of which directors and executive officers have an interest.

No outstanding orders

To the knowledge of the Corporation’s executive officers and directors, no proposed director of the Corporation has, within the last 10 years prior to the Record Date, been a director, chief executive officer or chief financial officer of any company (including the Corporation) that, while such person was acting in that capacity, (i) was the subject of a cease-trade or similar order of an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the director, chief executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer, in the company being subject to a cease-trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became a bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

Management Information Circular	Zi Corporation

No proposed director of the Corporation has, within the 10 years before the Record Date, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, or receiver-manager or trustee appointed to hold its assets.

In addition, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Board Committees

The Board has established the following Committees comprised of the members and chaired by the individuals set out in the following table:

Committee	Members	Independent
Audit Committee	Donald Hyde (Chairman) Robert Stefanski(1) Donald Moore Andrew Gertler	Yes Yes Yes Yes
Corporate Governance Committee	George Tai (Chairman) Richard Tingle(2) Donald Hyde Andrew Gertler	No Yes Yes Yes
Compensation Committee	Robert Stefanski (Chairman) Donald Moore Richard Tingle(2)	Yes Yes Yes
Strategic Committee	Andrew Gertler (Chairman) Donald Moore Milos Djokovic	Yes Yes No

Notes:

(1)  Mr. Stefanski served as a member of the Audit Committee until July 26, 2007.

(2)  Mr. Tingle passed way on June 27, 2007.

Audit Committee

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to the shareholders and others, assist with internal control that management and the Board have established and all audit processes.  See “Audit Committee” below.

Corporate Governance Committee

The function of the Corporate Governance Committee is to recommend governance policies for adoption by the Corporation and nominate new directors for election to the Board. Pursuant to its charter, the Corporate Governance Committee takes responsibility for preparing the disclosure in this Information Circular concerning corporate governance, and for developing and monitoring the Corporation’s general approach to corporate governance issues as they arise. It also assumes responsibility for assessing current members and nominating new members to the Board of Directors and ensuring that all Board members are informed of and are aware of their duties and responsibilities as directors of the Corporation. The Corporate Governance Committee takes responsibility for the adoption of adequate policies and procedures to allow the Corporation to meet its continuous disclosure requirements, manage the principal risks of the Corporation, review the strategic plan on a timely basis, develop and monitor corporate policies relating to trading in securities, ensuring the Board annually reviews organizational structure and succession planning, reviews areas of potential personal liability of directors and ensures reasonable protective measures are in place and causes the Board to annually review the independence of directors. The Committee met formally three times in 2007 and, in view of its size, communicated informally from time to time.

Management Information Circular	Zi Corporation

Compensation Committee

The Compensation Committee annually recommends the compensation to be received by the Corporation’s Chief Executive and other senior officers and evaluates the proposed compensation to be received by the executive officers and management.  (See the “Report on Executive Compensation” from the Compensation Committee above).  The Compensation Committee is comprised entirely of independent directors. Compensation is determined in the context of the Corporation’s goals, shareholder returns and other achievements, and considered in the context of position descriptions, goals and the performance of each individual director and officer. The Compensation Committee also makes recommendations with respect to directors’ compensation, reviewing the level and form of compensation received by the directors, members of each Committee, and the Chairman of the Board and each Committee, considering the duties and responsibilities of each member, his past service and continuing duties in service to the Corporation. The compensation of directors, the Chief Executive Officer, executive officers and management of competitors are considered, to the extent publicly available, in determining compensation and the Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation.  See “Composition of Compensation Committee” for a discussion of the composition of the Compensation Committee above.

Strategic Committee

During 2007, the Board of Directors established a Strategic Committee consisting of Andrew Gertler, as Chairman, Donald Moore and Milos Djokovic. The Strategic Committee was established to investigate and make recommendations to the Board of Directors on matters relating to strategic opportunities and investor relations.

Nomination of Directors

The Corporate Governance Committee has responsibility for selecting nominees for election to the Board.  At present, the Committee does not have a process by which the Committee identifies new candidates for Board nomination; however, it is anticipated that new candidates will be identified having regard to: (i) the competence and skills that the Committee considers to be necessary for the Board, as a whole, to possess; (ii) the competence and skills that the Committee considers each existing director to possess; (iii) the competencies and skills that each new nominee will bring to the boardroom; and (iv) whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board.

Director Assessment

The Board is responsible for conducting an annual evaluation and assessment of the performance, contribution and effectiveness of individual directors and the Board as a whole. The Board attempts to evaluate performance on a regular basis where such evaluation and review includes a Board questionnaire which asks directors to identify their own skills, their contributions to the Board and to Committees of the Board. The results of the review are submitted to the Chairman of the Board and the results are discussed with the Board in order to make improvements to the Board’s effectiveness.

Management Information Circular	Zi Corporation

Audit Committee

The Corporation’s Annual Information Form dated March 27, 2008, which is filed on SEDAR, is available at www.sedar.com, incorporated herein by reference, contains a description of the function of the Audit Committee and attaches a copy of the Audit Committee Charter.  The Audit Committee Charter was constructed in accordance with NASDAQ, TSX and Canadian securities law requirements.

The Audit Committee is comprised of three independent directors:  Mr. Donald Hyde, who is a chartered accountant in private practice, joined the Board in June, 2003 and was appointed Chairman of the Audit Committee. Mr. Hyde was specifically recruited to the Corporation’s Board of Directors for his financial and accounting skills. During 2007, the other members of the Audit Committee were Robert Stefanski and Donald Moore, who are both financially literate and possess an understanding of the accounting principles in connection with the accounting for estimates, accruals and reserves, internal controls and procedures used by the Corporation. Robert Stefanski ceased serving on the Audit Committee on July 26, 2007. Subsequently, Andrew Gertler, who is financially literate and possesses an understanding of the accounting principles, internal controls and procedures used by the Company, was appointed as a member of the Audit Committee. All members of the Audit Committee are outside and unrelated directors and independent from any interest in the Corporation.

The Corporation adopted its current form of Audit Committee charter on March 9, 2005. The stated purpose of the Audit Committee is to serve as an independent and objective party to monitor the integrity of the Corporation’s financial reporting process and system of internal controls, to review, appraise and monitor the independence and performance of the Corporation’s independent auditors and to provide an avenue for open communication among the independent auditors, management and the Board of directors. The Charter requires that all members of the Audit Committee have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements. In addition, the Audit Committee reviews the independence and performance of its auditors and approves the fees and other significant compensation to be paid to the independent auditors.

The Audit Committee has direct access to the independent auditors at all times and has the ability to retain, at the Corporation’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties. The Audit Committee also regularly reviews internal control systems with senior management and periodically reviews internal control systems with the auditors of the Corporation. The integrity of the management information system is monitored by senior management and is reviewed annually with both the Audit Committee and external auditors and the results are reported to the Board.

Audit Fees

Ernst & Young LLP were the Corporation’s independent registered chartered accountants, appointed at the Company’s Annual General Meeting of shareholders on July 26, 2007. Audit fees billed were $153,002 for 2007. Audit fees relate to the audit of the year end financial statements, reviews of interim financial statements, and review of SEC filings.

Deloitte & Touche LLP were the Corporation’s independent registered chartered accountants for 2006 and up to July 26, 2007. Audit fees billed were $334,836 for 2006. Audit fees relate to the audit of the year end financial statements, reviews of interim financial statements, and review of SEC filings.

Audit Related Fees

In 2007, audit related fees billed by Ernst & Young were $20,925. Audit related fees billed by Deloitte Touche LLP were $170,697 for 2006.  Audit related fees paid in 2007 were related to consultations concerning financial accounting and reporting standards and the accounting for acquisitions and dispositions carried out by the Corporation.

Tax Fees

In 2007, we paid Ernst & Young LLP billed $12,587 for tax related services and Deloitte & Touche LLP $126,420 for tax related services.

Management Information Circular	Zi Corporation

All Other Fees

The Corporation did not purchase any other services from Ernst & Young LLP or from Deloitte & Touche LLP in 2007.

The Corporation’s Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent registered chartered accountants, Ernst & Young LLP, other than any de minimus non-audit services allowed by applicable law or regulation. The policy generally requires the Audit Committee’s approval of the scope of the engagement of our independent registered chartered accountants on an individual basis. The policy prohibits retention of the independent registered chartered accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the registered chartered accountants. The Audit Committee has approved all of the audit fees, audit-related fees and tax fees from May 2003 onward.

Indebtedness of Directors and Officers

No director, executive officer, senior officer or any of their respective associates or affiliates or any proposed nominee director is or has been at any time since the beginning of the last completed fiscal year indebted to the Corporation or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation or any of its subsidiaries.

Interest of Insiders in Material Transactions and Matters to be Acted Upon

Other than as described elsewhere in the Circular, the Corporation is not aware of any other material transaction involving any director, executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing.

Other than as set forth herein or as previously disclosed, the Corporation is not aware of any other material interest of any director, executive officer, proposed nominee for election as a director or any associate or affiliate of any of the foregoing in any matter to be acted upon at the Meeting.

General

Except as otherwise set forth herein, all matters to be brought before the Meeting require, for the passing of same, a simple majority of the votes cast at the Meeting by the holders of Common Shares.

Additional Information

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.  Shareholders may contact the Corporate Secretary to obtain copies of the Corporation’s financial statements and MD&A free of charge.

Financial information is provided in the Corporation’s comparative financial statements and MD&A for the Corporation’s most recently completed financial year.

Management Information Circular	Zi Corporation

SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS (the “Board”)

OF ZI CORPORATION (the “Issuer”)

Stewardship of the Issuer

1.

The Board is responsible for:

(a)

stewardship of the Issuer;

(b)

supervising the management of the business and affairs of the Issuer; and

(c)

providing leadership to the Issuer by practicing responsible, sustainable and ethical decision making.

Legal Obligations

2.

The Board has the responsibility to:

(a)

act honestly and in good faith with a view to the best interests of the Issuer;

(b)

exercise the care, diligence and skill that a reasonably prudent Board would exercise in comparable circumstances; and

(c)

direct management to ensure legal, regulatory and exchange requirements applicable to the Issuer have been met.

Board Composition

3.

A majority of the Board will, at all times, be independent directors as defined in then current laws applicable to the Issuer.

4.

To be considered for nomination and election to the Board, directors must demonstrate integrity and high ethical standards in their business dealings, their personal affairs and in the discharge of their duties to and on behalf of the Issuer.

Board Meetings

5.

The Board is responsible to:

(a)

meet in person, or in exceptional circumstances by telephone conference call, at least once each quarter and as often thereafter as required to discharge the duties of the Board;

(b)

hold meetings of the independent directors without management and non-independent directors present; and

(c)

comply with the position description applicable to individual directors.

Chairman of the Board

6.

The Board is responsible to annually select a member of the Board to serve as Board Chairman to:

1

Management Information Circular	Zi Corporation

(a)

provide leadership to the independent directors;

(b)

manage the affairs of the Board; and

(c)

ensure that the Board functions effectively in fulfillment of its duties to the Issuer.

Committees of the Board

7.

The Board is responsible to:

(a)

establish such Committees of the Board as are required by applicable law and as are necessary to effectively discharge the duties of the Board;

(b)

appoint directors to serve as members of each Committee;

(c)

appoint a Chairman of each Committee to:

(i)

provide leadership to the Committee;

(ii)

manage the affairs of the Committee; and

(iii)

ensure that the Committee functions effectively in fulfilling its duties to the Board and the Issuer; and

(d)

regularly receive and consider reports and recommendations of each Committee.

Supervision of Management

8.

The Board is responsible to:

(a)

select and appoint the Chief Executive Officer, and with the assistance of the Compensation Committee, establish Chief Executive Officer goals and objectives and evaluate Chief Executive Officer performance;

(b)

assist the Chief Executive Officer to select and appoint executive officers, establish executive officers’ goals and objectives and monitor their performance; and

(c)

with the assistance of the Corporate Governance Committee, maintain a succession plan for the replacement of the Chief Executive Officer and executive officers.

Governance

9.

The Board is responsible to:

(a)

annually review and on the advice of the Corporate Governance Committee either approve or require revisions to the Mandates of the Board and each Committee, position descriptions, the Code of Business and all other policies of the Issuer (collectively the “Governance Documents”);

(b)

take reasonable steps to satisfy itself that each director, the Chief Executive Officer and the executive officers are:

(i)

performing their duties ethically;

2

Management Information Circular	Zi Corporation

(ii)

conducting business on behalf of the Issuer in accordance with the requirements and the spirit of the Governance Documents;

(iii)

fostering a culture of integrity throughout the Issuer; and

(c)

arrange for the Governance Documents to be publicly disclosed.

Communications

10.

The Board is responsible to:

(a)

approve and implement a disclosure policy which provides for disclosure and communications practices governing the Issuer; and

(b)

approve and maintain a process for the Issuer’s stakeholders to contact the independent directors directly with concerns and questions regarding the Issuer.

Waivers & Conflicts

11.

The Board is responsible for:

(a)

reviewing departures from the Code of Business (the “Code”);

(b)

providing or denying waivers from the Code; and

(c)

disclosing departures from the Code including by filing required material change reports for material departures from the Code containing:

(i)

the date of the departure;

(ii)

the parties involved;

(iii)

the reason why the Board has or has not sanctioned the departure; and

(iv)

any measures taken to address or remedy the departure.

Strategic Planning

12.

The Board has the duty to:

(a)

adopt a strategic planning process for increasing shareholder value, annually approve a strategic plan, and regularly monitor the Issuer’s performance against its strategic plan;

(b)

approve capital and operating budgets to implement the strategic plan;

(c)

conduct periodic reviews of the Issuer’s resources, risks, and regulatory constraints and opportunities to facilitate the strategic plan; and

(d)

evaluate management’s analysis of the strategies of existing and potential competitors and their impact, if any, on the Issuer’s strategic plan.

3

Management Information Circular	Zi Corporation

Risk Management

13.

The Board has the duty to:

(a)

adopt a process to identify business risks and ensure appropriate systems to manage risks; and

(b)

together with the Audit Committee, ensure policies and procedures are in place and are effective to maintain the integrity of the Issuer’s:

(i)

disclosure controls and procedures;

(ii)

internal controls over financial reporting;

(iii)

management information systems; and

(iv)

auditing and accounting principles and practices.

Financial Management

14.

the Board has the duty to:

(a)

review and on the advice of the Audit Committee, approve, prior to their public dissemination:

(i)

annual financial statements and notes thereto;

(ii)

annual managements’ discussion and analysis of financial condition and results of operations;

(iii)

relevant sections of the annual report, annual information form and management information circular containing financial information;

(iv)

forecasted financial information and forward looking statements; and

(v)

all press releases and other documents in which financial statements, earnings forecasts, results of operations or other financial information is disclosed other than with respect to interim financial statements; and

(b)

approve dividends and distributions, material financings, transactions affecting authorized capital or the issue and repurchase of shares and debt securities, and all material divestitures and acquisitions.

Materials

15.

The Board has access to all books, records, facilities and personnel of the Issuer necessary for the discharge of its duties.

Advisors

16.

The Board has the power, at the expense of the Issuer, to retain, instruct, compensate and terminate independent advisors to assist the Board in the discharge of its duties.

Chairman of the Board

17.

The Chairman will be appointed, serve and be removed at the pleasure of the Board.

4

Management Information Circular	Zi Corporation

18.

In addition to fulfilling his or her duties as an individual director, the duties of the Chairman are to:

(a)

serve as the Board’s role model for responsible, ethical and effective decision making;

(b)

provide leadership to the independent directors by organizing the Board to function independently of and meet without management and non-independent directors present;

(c)

manage the affairs of the Board to ensure that the Board is organized properly and functions effectively;

(d)

take reasonable steps to ensure that the members of Board execute their duties pursuant to their Mandate;

(e)

preside at, call and schedule each meeting of the Board;

(f)

preside at meetings of the shareholders and ensure that shareholder materials are distributed;

(g)

coordinate with management and the Corporate Secretary to ensure that:

(i)

documents are delivered to directors in sufficient time in advance of Board meetings for a thorough review;

(ii)

matters are properly presented for the Board’s consideration at meetings;

(iii)

the Board has an appropriate opportunity to discuss issues at each meeting; and

(iv)

the Board has an appropriate opportunity to question executive officers, management, employees, external auditors, experts and advisors regarding any and all matters of importance to the Board and the Corporation;

(h)

communicate with each Board member to ensure that:

(i)

each director has the opportunity to be heard and participate in decision making; and

(ii)

each director is accountable to the Board and to each Committee on which he or she serves.

(i)

arrange with the Corporate Secretary for the preparation, accuracy and distribution of all minutes of the Board;

(j)

ensure that each Committee of the Board, following their meetings:

(i)

reports to the Board regarding their activities, findings and recommendations; and

(ii)

makes Committee information available to any director upon request; and

(k)

assist in maintaining effective working relationships between Board members, the Chief Executive Officer, external auditors, experts, advisors, executive officers and management.

Chief Executive Officer

19.

The Chief Executive Officer will be appointed, serve and be removed at the pleasure of the Board.

5

Management Information Circular	Zi Corporation

20.

In addition to fulfilling his or her duties as an individual director, if applicable the duties of the Chief Executive Officer are to:

(a)

serve as the Corporation’s role model for responsible, ethical and effective decision making;

(b)

provide the Corporation with executive leadership and operational management;

(c)

with respect to strategic leadership:

(i)

formulate the Corporation’s strategic plan;

(ii)

present the Corporation’s goals and strategic plan to the Board for their approval;

(iii)

update the Board regarding the Corporation’s progress in reaching the approved goals and deploying the approved strategic plan;

(iv)

implement capital and operating plans to support the strategic plan;

(v)

update the Board regarding operational and financial matters relevant to the Corporation;

(vi)

advise the Board of the Corporation’s resources, industry and regulatory constraints and opportunities;

(vii)

identify the risks of the strategy and suggest systems to manage such risks;

(d)

with respect to financial leadership:

(i)

propose capital commitment and expenditure budgets for approval by the Board;

(ii)

develop operating forecasts for revenues, expenditures, operational results and financial performance;

(iii)

authorize the commitment of funds and corporate resources to fulfilling contracts, transactions and arrangements in the ordinary course of business and as approved by the Board; and

(iv)

take reasonable steps to ensure that the Corporation’s assets are safeguarded and optimized in the best interests of shareholders;

(e)

with respect to administrative leadership:

(i)

develop and maintain an effective organizational structure;

(ii)

establish clear responsibilities for individuals within the organizational structure;

(iii)

establish, with the assistance of the Corporate Governance and Corporate Governance Committee, a succession plan for executive management;

(f)

with respect to governance leadership take reasonable steps to:

(i)

ensure that the Corporation and the executive officers are practicing responsible, ethical and effective decision making;

6

Management Information Circular	Zi Corporation

(ii)

ensure that the Corporation and the executive officers are promoting a corporate culture that promotes ethical practices, integrity, accountability and social responsibility;

(iii)

establish effective control mechanisms for the Corporation’s operations to ensure the integrity of the Corporation’s internal control and management information systems; and

(iv)

ensure that all operations and activities of the Corporation are conducted in compliance with applicable laws, regulations, exchange requirements, governance documents approved by the Board, policies, the Code of Business and sound business practices;

(g)

with respect to public leadership, act as the principal spokesperson for the Corporation and oversee interactions between the Corporation, the public, investors, regulators and the media; and

(h)

with respect to management, and with the assistance of the Board:

(i)

delineate management’s responsibilities; and

(ii)

annually determine the goals and objectives to be made by management in the performance of their duties.

Adopted and approved by the Board: June 26, 2007.

7